

March 27, 2015

Yuying Zhang
Chief Executive Officer
Shineco, Inc.
Room 3106, Building B
#39 East 3rd Ring Middle Road
Chaoyang District
Beijing 100022
People's Republic of China

> **Re: Shineco, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 16, 2015**
> **File No. 333-202803**

Dear Mr. Zhang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note, in January 2015, the Ministry of Commerce of China released a discussion draft of proposed legislation, for public comment, which appears to set out a plan for overhauling Chinese foreign investment laws. Please amend your registration statement to disclose, if material, the discussion draft, including how the proposed changes may impact your VIE structure. In this regard, we note that neither the Risk Factors section on page 9 nor the Chinese Laws and Regulations section on page 41 reference or discuss this new proposed legislation.

Registration Fee Table

2. We note the added disclosure regarding the warrants to be issued to NMS Capital Advisors, LLC pursuant to an investment banking agreement. It does not appear that you are registering those warrants. Please advise us as to why you are not registering those warrants with this registration statement.

Prospectus Cover Page

3. We note your response to our prior comment 2 and reissue the comment.   We note the statement on the cover page that the offering will remain open until the earlier of "… (iii)   , 2015, subject to extension upon agreement with the placement agent." It appears that if you do not sell the minimum amount, you and your placement agent have discretion to indefinitely hold the offering open. Please note that Rule 10b-9(a)(2) requires a specified time period and date. For example, this can be accomplished by a date or indicating a certain amount of days from the date of effectiveness. Please revise or provide us your legal analysis as to how your disclosure regarding how long the offering will remain open complies with Exchange Act Rule 10b-9(a)(2).

Related Party Transactions, page 83

4. We note your response to our prior comment 6. Please disclose all reportable transactions as of the most recent practicable date or tell us why you are not required to disclose any transactions that have occurred after December 31, 2014. We note that you appear to continue to limit the disclosure in this section to the end of the periods reported in your financial statements. Please refer to Item 404 of Regulation S-K.

Description Of Capital Stock, page 86

Placement Agent Warrants, page 88

5. We note your response to our prior comment 4. Please reconcile the statement that "[s]uch amount may be reduced to no warrants" with the statement that the minimum number of warrants to be issued is 64,000. Please also revise similar statements on the cover page and throughout the prospectus. Please also explain how the amounts of warrants issued may be reduced to no warrants due to common stock being sold to investors with whom you have a previous relationship. Discuss how the potential reduction in warrants to be issued will be calculated. Explain if there is a formula or if it is pro rata, for instance.

Yuying Zhang
Shineco, Inc.
March 27, 2015
Page 3

United States Federal Income Taxation, page 92

Taxation of dividends and other distributions on our common stock, page 92

6. We note your response to our prior comment 9 and reissue the comment. We do not see the revised disclosure to which you refer. It appears that much of this disclosure is limited to "taxable years beginning before January 1, 2011." We note similar language "assuming the renewal of current capital gains rates prior to their scheduled expiration at the end of 2010" on page 85. Please revise or advise.

Exhibit Index

7. We note that the Exhibit Index indicates that many exhibits were "previously filed." Please note that you must file all exhibits previously submitted with your draft registration statement with your publicly filed S-1. Please include these exhibits in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551- 3389 or Lynwood Shenk at (202) 551- 3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Anthony W. Basch, Esq.
        Kaufman & Canoles, P.C.